UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d - 1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d - 2(a)

Century Bancorp, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value per share

(Title of Class of Securities)

156432106

(CUSIP Number)

Sy Jacobs

c/o JAM Managers LLC

One Fifth Avenue

New York, New York 10003

and

Paul Magidson

c/o Castine Capital Management, LLC

One International Place, Suite 2401

Boston, Massachusetts 02110

(617) 310-5190

with copies to:

Joseph L. Seiler III, Esq.

LeBoeuf, Lamb, Greene & MacRae LLP

125 West 55th Street

New York, New York 10019

(212) 424-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2004 (see Item 5)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 156432106	Schedule 13D	Page 2 of 17

1.	Name of Reporting Persons: I.R.S. Identification No. of above person: JAM Partners, L.P. 13-3810784
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 210,000 8. Shared Voting Power: 0 9. Sole Dispositive Power: 210,000 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 6.1%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 156432106	Schedule 13D	Page 3 of 17

1.	Name of Reporting Persons: I.R.S. Identification No. of above person: JAM Managers LLC 13-4063169
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 210,000 8. Shared Voting Power: 0 9. Sole Dispositive Power: 210,000 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 6.1%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 156432106	Schedule 13D	Page 4 of 17

1.	Name of Reporting Persons: I.R.S. Identification No. of above person: Sy Jacobs
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 230,000 8. Shared Voting Power: 0 9. Sole Dispositive Power: 230,000 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 230,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 6.7%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 156432106	Schedule 13D	Page 5 of 17

1.	Name of Reporting Persons: I.R.S. Identification No. of above person: Castine Partners, LP 38-3674333
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 53,786 8. Shared Voting Power: 0 9. Sole Dispositive Power: 53,786 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 1.5%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 156432106	Schedule 13D	Page 6 of 17

1.	Name of Reporting Persons: I.R.S. Identification No. of above person: Castine Partners II, LP 20-0758073
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 38,688 8. Shared Voting Power: 0 9. Sole Dispositive Power: 38,688 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 1.1%
14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 156432106	Schedule 13D	Page 7 of 17

1.	Name of Reporting Persons: I.R.S. Identification No. of above person: Castine Offshore Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 17,702 8. Shared Voting Power: 0 9. Sole Dispositive Power: 17,702 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,702
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 0.5%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 156432106	Schedule 13D	Page 8 of 17

1.	Name of Reporting Persons: I.R.S. Identification No. of above person: Paul Magidson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 110,176 8. Shared Voting Power: 0 9. Sole Dispositive Power: 110,176 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 110,176
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 3.2%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 156432106	Schedule 13D	Page 9 of 17

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the Class A Common Stock, $1.00 par value per share (the “Class A Common Stock”), of Century Bancorp, Inc. (“Century Bancorp”). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by JAM Partners, L.P., a Delaware limited partnership (“JAM Partners”), (ii) JAM Managers LLC, a Delaware limited liability company (“JAM Managers”), (iii) Sy Jacobs, a citizen of the United States of America (“Jacobs”), (iv) Castine Partners, LP, a Delaware limited partnership (“Castine Partners”), (v) Castine Partners II, LP, a Delaware limited partnership (“Castine Partners II”), (vi) Castine Offshore Fund, Ltd., a Cayman Islands corporation (“Castine Offshore”), and (vii) Paul Magidson, a citizen of the United States of America (“Magidson”). These filers are referred to individually as a “Reporting Person” and collectively as “Reporting Persons”.

(b) The business office of JAM Partners, JAM Managers LLC, and Jacobs is One Fifth Avenue, New York, New York 10003. The business office of Castine Partners, Castine Partners II, Castine Offshore and Magidson is c/o Castine Capital Management, LLC, One International Place, Suite 2401, Boston, Massachusetts 02110.

(c) JAM Partners is an investment fund, JAM Managers is the general partner of JAM Partners, and Jacobs’ is a managing member of JAM Managers. Castine Partners, Castine Partners II, and Castine Offshore are investment funds, and Magidson is a general partner of these investment funds.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

With respect to all Reporting Persons other than Jacobs, the source of funds used in making the purchases was working capital. With respect to Jacobs, the source of funds used in making the purchases was working capital and personal funds.

Item 4.	Purpose of Transaction

With respect to all Reporting Persons, the purpose of the transaction was to invest in Century Bancorp’s Class A Common Stock. None of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP No. 156432106	Schedule 13D	Page 10 of 17

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

However, the Reporting Persons have certain concerns regarding the management, operations, and corporate governance of Century Bancorp, and on June 7, 2005 JAM Partners sent a letter to the Board of Directors of Century Bancorp expressing these concerns. A copy of this letter is attached to this Schedule 13D as Exhibit 1.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder. However, the Reporting Persons are filing this Schedule 13D on a voluntary basis. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Schedule 13D is the beneficial owner of any Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) As of April 30, 2005, 3,435,677 shares of Century Bancorp’s Class A Common Stock were outstanding (as disclosed in Century Bancorp’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person’s cover page to this Schedule 13D.

(b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person’s cover page to this Schedule 13D.

(c) All transactions in Class A Common Stock effected by each Reporting Person during the past 60 days are disclosed on Exhibit 2 to this Schedule 13D. Other than as set forth in Exhibit 2, there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 156432106	Schedule 13D	Page 11 of 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Letter from JAM Partners, L.P. to the Board of Directors of Century Bancorp, Inc. dated June 7, 2005.

2	Transactions in Class A Common Stock Effected by Reporting Persons During the Past 60 Days.

3	Joint Filing Agreement among the Reporting Persons dated as of June 8, 2005.

CUSIP No. 156432106	Schedule 13D	Page 12 of 17

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Agreement listed on Exhibit 3 hereto.

Date: June 8, 2005	JAM PARTNERS, L.P.

	By:	JAM Managers LLC, its general partner

	By:	/s/ Sy Jacobs
	Name:	Sy Jacobs
	Title:	Managing Member

Date: June 8, 2005	JAM MANAGERS LLC

	By:	/s/ Sy Jacobs
	Name:	Sy Jacobs
	Title:	Managing Member

Date: June 8, 2005	SY JACOBS

	By:	/s/ Sy Jacobs
	Name:	Sy Jacobs

Date: June 8, 2005	CASTINE PARTNERS, LP

	By:	/s/ Paul Magidson
	Name:	Paul Magidson
	Title:	General Partner

Date: June 8, 2005	CASTINE PARTNERS II, LP

	By:	/s/ Paul Magidson
	Name:	Paul Magidson
	Title:	General Partner

Date: June 8, 2005	CASTINE OFFSHORE FUND, LTD.

	By:	/s/ Paul Magidson
	Name:	Paul Magidson
	Title:	General Partner

Date: June 8, 2005	PAUL MAGIDSON

	By:	/s/ Paul Magidson
	Name:	Paul Magidson

CUSIP No. 156432106	Schedule 13D	Page 13 of 17

Exhibit Index

Exhibit No.	Description

1	Letter from JAM Partners, L.P. to the Board of Directors of Century Bancorp, Inc. dated June 7, 2005.

2	Transactions in Class A Common Stock Effected by Reporting Persons During the Past 60 Days.

3	Joint Filing Agreement among the Reporting Persons dated as of June 8, 2005.

CUSIP No. 156432106	Schedule 13D	Page 14 of 17

Exhibit 1

Sy Jacobs, General Partner

Via mail, email (msloane@century-bank.com), and facsimile (781.393.4070)

June 7, 2005

The Board of Directors

c/o Marshall M. Sloane

Chairman of the Board

Century Bancorp, Inc.

400 Mystic Avenue

Medford, MA 02155

Dear Members of the Board of Directors,

I write to you representing a group that, together, owns 340,176 shares or 9.9% of Century Bancorp, Inc.’s (“Century”) Class A shares outstanding and 6.1% of Century’s total shares outstanding. The group is comprised of an entity managed by Jacobs Asset Management, LLC, of which I am the Managing Member, entities managed by Castine Capital Management, LLC and myself, acting individually. Your Chief Financial Officer, Paul Cusick is familiar with both me and Paul Magidson, the Managing Member of Castine.

This letter will address the following issues regarding Century:

•	Century’s poor and worsening profitability over the last several years.

•	Management’s poor balance sheet positioning.

•	Century’s family dominated management and board structure.

•	Lack of fair corporate governance designed to represent the interests of all shareholders.

•	Potential conflicts of interest on Century’s board of directors.

•	Requests for both a meeting with Century’s independent board of directors and to exercise our right to inspect and copy Century’s shareholder lists.

•	The failure to realize the substantial premium available to shareholders in a potential sale of the company which we estimate to be in the range of $46 to $57 per share versus the current market price of $27 per share.

By way of background, Jacobs Asset Management, LLC is the management company for JAM Partners, LP (“JAM”), an investment partnership I founded in 1995 to invest in financial services companies. We currently have $120 million of capital and have produced an annualized return of over 17% during the more than ten years of our existence. Prior to establishing JAM, I worked as a bank and financial services analyst on Wall Street for firms including Salomon Brothers and Alex. Brown & Sons. In the course of JAM’s investment history, we have taken several activist positions which resulted in my being elected to the board of directors of the underlying companies. In 2000, I was elected to the board of BYL Bancorp, a $300 million commercial bank in Yorba Linda, California. In 2001, the bank was sold to First Banks of America at a premium of approximately 100% to where the stock traded when I first asked to be placed on its board. Last year I finished a two year term as a director of Provident Financial Holdings, a $1.6 billion savings institution in Riverside, CA. Its stock also doubled during my board campaign and tenure as the company’s performance went from sub-peer group to superior and the board became more aggressive in managing its capital and returns to shareholders. I am currently on the board of directors of First Investors Financial Services, Inc. a Houston-based automobile finance company.

Paul Magidson formed Castine in 2003 and currently manages approximately $65 million of capital. Castine, based in Boston, is an investment firm that focuses on financial services companies. Paul previously served as a bank and financial services analyst with Wellington Management Company, LLP and Monitor Group. Paul also spent time as a lending officer at a Boston bank and thus knows Century’s market well.

We have been both familiar with and shareholders of Century for many years. The company’s recent poor performance on both an absolute basis and relative to the rest of the banking industry is troubling to us. What concerns us even more is the apparent lack of effort to realize the great underlying value of Century for its public shareholders and the board’s willingness to let our stock trade at a substantial discount to its real value, reflecting the weak performance and poor prospects for the company.

We have spent a great deal of time studying Century and have concluded that although its performance and prospects are amongst the worst in the bank universe, its potential value is still great. Our analysis shows that Century has underperformed its New England commercial banking peer group ($1-5 billion in assets) for each of the last 5 years in terms of return on assets (ROA) and return on equity (ROE). The fall below peers has steepened in the last couple of years. In 2004 Century earned an ROA and ROE of 0.55% and 8.6%, respectively, versus its peer group median of 1.15% and 14.1%. Century has gone from worse-than-median to awful. Against an even larger group of 145 local and national banks of similar size ($1 to 5 billion in assets), Century has gone from 47th percentile in ROA in 2000 to 5th percentile in 2004.

Much of Century’s poor profitability metrics are attributable to questionable management decisions and practices. The choice to deemphasize commercial real estate lending in recent years because management erroneously believed the real estate market to be overheated has led to a chain reaction of negative balance sheet and income statement issues. Century avoided putting on higher yielding commercial real estate loans and instead added huge amounts of short-term securities. Inherent in the decision was a “bet” that interest rates would rise. This losing bet against lower interest rates and a strong real estate market led to a collapse in the net interest margin as Century found itself saddled at the end of 2004 with over 65% of its assets in lower yielding cash and securities. The median for its New England peers is 28%. Management largely blames macroeconomic forces for this, but the reality is that these were deliberate balance sheet choices. Judging from management statements and the saturation of Boston radio airwaves with Century’s home equity loan ads, the bank is again trying to grow the loan portfolio (as though the real estate market was overheated two years ago but isn’t now?). Unfortunately, the securities portfolio is so large that it will take years to transition the balance sheet at a time when the bank should instead be hunkering down against a frothy real estate market. Note also that this large securities portfolio, combined with rising interest rates, is depleting shareholder equity as those securities fall in value as rates rise. Finally, the expense structure at Century is destroying shareholder value. If Century were an efficient bank, it might be easier to argue that things will improve. Unfortunately, the presence of now three highly paid Sloane family members at the helm of Century and an expensive new headquarters building that was supposed to bring about efficiencies contributes to an extremely poor efficiency ratio vs. the peer group. Century had an efficiency ratio of 73% in 2004, notably higher than its peer group median of 64%.

Given these awful performance metrics, we are entirely befuddled by the air of achievement and optimism in the Sloanes’ letter to shareholders in the 2004 annual report. It states that Century Bank now competes in the land of the giants and that “we will do more than compete, that we will excel. We will do more than survive, we will thrive.” It also states that in 2004 “investments and changing market conditions have created an attitude of optimism and atmosphere of positive energy and excitement for 2005.” Whatever brief optimism the annual report’s pep talk may have created by diverting our attention from the poor 2004 results quickly vanished with the first quarter earnings release. Century’s ROA fell to 0.49%, its ROE fell to 8.0% and its efficiency ratio rose to 75%. Century’s ROA fell to the 3rd percentile, worse than 97% of banks in its peer group. We are at a loss to reconcile the Sloanes’ statements and the results that we see in the first quarter earnings release. The reality is that Century’s results are slipping even further and the bank is now near the very bottom of its peer group in profitability. The environment cannot be blamed. It is in this same environment that the bank’s peers are thriving. The Sloanes point to the opportunities that have been created by the consolidation of the New England banking market. We agree that a well run bank in such an environment should be a beneficiary of this, but clearly this management team has proven to be unable to take advantage of such opportunities.

It is against this performance backdrop that we see that so far this year Linda Sloane Kay has been named to the board of directors and, according to the 2004 annual report, there are now five Sloanes or Kays on the Century Bancorp board of directors. More recently, we read that Jonathan Sloane and Barry Sloane have been promoted as Co-Presidents and Co-Chief Operating Officers of Century Bancorp. Marshall Sloane said in the press release announcing the promotion of his sons that he “couldn’t be happier about how the relationship between my two sons has worked over the past year, and I’m confident that their partnership will carry Century to the next plateau as the leading independent bank in Massachusetts.”

We are sure that Marshall Sloane is proud, as would be any father, that his children get along. Unfortunately, none of the shareholders, Marshall Sloane included, should be proud of the numbers they produced in the past year. He should be disappointed, if not disgusted, by the bank’s financial performance in 2004 and so far in 2005. Jonathan and Barry Sloane have, if nothing else, demonstrated that they are incapable of producing the level of performance that merits independence, let alone the moniker of being the “leading” independent bank in Massachusetts. Sadly enough, the tagline “One of the least profitable independent banks in Massachusetts” is closer to the truth. Unfortunately, this is a case of independence being treated literally as a birthright rather than something that is earned.

We also see that despite the optimism sounded in the annual report that there have been some management sales of stock in recent weeks. We cannot understand why, with the stock at a multi-year low, management would sell stock when “an attitude of optimism and atmosphere of positive energy and excitement for 2005” exists.

There is one ray of hope for the shareholders of Century Bancorp. The simple fact is that Century’s private market value could be, in our opinion, more than twice the current share price which has been driven down by sub-par earnings performance and prospects. Not only is this value achievable, but it is achievable without the attendant risks that come with the strategy espoused by the Sloanes. We believe that there are two relevant approaches to valuing the bank in a takeout scenario. The first, core deposit premium, yields the highest value for Century. Between 2002 and April 2005, the median of 12 New England bank acquisitions was for a 19% core deposit premium, and the median of 33 national bank acquisitions was for a 22% core deposit premium. The application of these two premiums to Century yields an approximate price range of between $52 and $57 per share. The second, price/tangible book value, yields a slightly lower price, but one that is still well above current market price. Over the same time frame, the average New England bank acquisition was for 264% of tangible book value, and the average national bank acquisition was for 281% of tangible book value. The application of these two premiums to Century yields an approximate price range of $46 to $49 per share. The acquisition multiples cited are for national banks between one and five billions dollars in assets and New England bank deals of greater than $20 million in deal size. Valuing the bank on a price/earnings multiple is not practical due to the current depressed level of earnings attributable to the bank’s bloated expense structure, management’s avoidance of loans and resultant balance sheet concentration in low yielding securities. We are comfortable that the right acquirer could pay a nice premium for the bank’s deposits, sell off the securities and use the deposits to fund loans that it already holds or can efficiently produce. In addition, much of Century’s expense base could be eliminated as there would be many redundancies. Even at the high end of our valuation range, an acquisition of Century would be an accretive transaction for most well run acquirers. We have had informal conversations about the Boston banking market with the managements of other banks in recent years and several have indicated that they would be interested in acquiring Century if the board became interested in selling. Judging from its inaction, the logic that Century is poorly run and poorly performing, but still very valuable in a sale, seems to be entirely lost on Century’s Board of Directors.

In examining what avenues of shareholder-value-creating-activism are available to us as shareholders, we were appalled to learn how few rights shareholders of Century actually have and are similarly astonished by the paltry state of corporate governance. We find Century’s poor corporate governance and unusual structure to be non-democratic and extremely frustrating for shareholders disappointed with management’s performance and the company’s results. We feel that the company’s two share-class-structure, where the publicly traded A shares (which we own) have no voting rights and the closely held Sloane-dominated B shares have all the rights, destroys shareholder value and stifles the board’s motivation to serve its shareholders. Where in previous board stints I used the annual election of board members to make a democratic and successful case that shareholder interests were not being served, at Century we have no right to nominate directors. Nor do we have the right to submit a shareholder proposal for a vote. Given the high concentration of institutional ownership of A shares which represent a majority of the company’s total shares outstanding, I am confident that both a dissident shareholder slate of directors promoting the creation of shareholder value and a shareholder proposal advocating the exploration of maximizing shareholder value would pass overwhelmingly among A shareholders. Unfortunately, Century’s corporate governance and structure offer no such opportunity for its shareholders to have such a voice. Instead of shareholders having a say in correcting the problem or selling the franchise, it appears that the board’s solution is to follow a course of nepotism where we get more senior management and board members appointed from the same family that has delivered sub-par results.

In light of our views expressed above, we hereby request a meeting with Century’s independent (or “outside”) board directors. We would be happy to travel to Medford for one of the next scheduled board meetings or to arrange a mutually satisfactory time and place for such a meeting. We would like to further express our views, and more importantly, try to understand why the board feels that its fiduciary responsibilities to shareholders are satisfied by the current course of independence and poor profitability rather than realizing the full and far greater value of the Century franchise in a sale. While it is also Marshall Sloane’s responsibility to act in our best interests, we wonder whether the outside directors are performing their fiduciary responsibility to shareholders by acting as a check on the Sloanes’ protecting their family interests over those of shareholders. In this era when high profile failures of independent board members to stop managements from acting in their own interests rather than in the interests of shareholders have been all over the press and courts, we would expect Century’s independent board members to pay even closer attention to the potential conflicts of interest inherent in Century’s two class share structure.

Finally, given the state of Century’s governance, and our lack of rights to effect changes and have a voice in corporate matters despite our large stake, we hereby request the opportunity to inspect and copy a current record of the names and addresses of Century shareholders, in alphabetical order by class of shares showing the number and class of shares held by each, in accordance with our rights as shareholders under the Massachusetts Business Corporation Act. We will send a representative to your offices to effect said inspection and copying on June 16th so that we may communicate our views regarding these issues directly with our fellow shareholders.

We will soon file a 13D statement with the Securities and Exchange Commission declaring the holdings of our group. We intend to attach this letter as an exhibit to that filing. We look forward to your response in regards to accommodating our request for a meeting with the independent directors and to make specific plans for exercising our right to inspect and copy Century’s shareholder records on June 16th. You will find my contact information on this stationary.

Sincerely,

/s/ Sy Jacobs
Sy Jacobs Managing Member Jacobs Asset Management, LLC JAM Managers, LLC As General Partner for JAM Partners, L.P.

One Fifth Avenue • New York, NY 10003 • (212) 271-5526 • (212) 271-5525 • cell (917) 304-5977 • sy@jampartners.com

CUSIP No. 156432106	Schedule 13D	Page 15 of 17

Exhibit 2

Exhibit 2

Transactions in Class A Common Stock Effected by Reporting Persons During the Past 60 Days

REPORTING PERSON	TRANSACTION DATE	TYPE OF TRANSACTION	AMOUNT OF SHARES	PRICE PER SHARE
CASTINE PARTNERS LP	06/03/05	purchase — broker transaction	3,400	$26.8500
CASTINE PARTNERS LP	04/20/05	purchase — broker transaction	3,360	$27.1295
CASTINE PARTNERS LP	04/13/05	purchase — broker transaction	2,800	$27.3152
CASTINE PARTNERS LP	03/07/05	purchase — broker transaction	800	$28.7296
CASTINE PARTNERS LP	03/04/05	purchase — broker transaction	1,500	$29.1922
CASTINE PARTNERS LP	03/03/05	purchase — broker transaction	400	$29.0559
CASTINE PARTNERS LP	03/02/05	purchase — broker transaction	401	$29.1941
CASTINE PARTNERS LP	02/28/05	purchase — broker transaction	825	$28.0437
CASTINE PARTNERS LP	02/22/05	purchase — broker transaction	300	$27.7600
CASTINE PARTNERS LP	02/03/05	purchase — broker transaction	773	$28.2500
CASTINE PARTNERS LP	02/02/05	purchase — broker transaction	2,700	$28.4619
CASTINE PARTNERS LP	02/01/05	purchase — broker transaction	330	$28.5051
CASTINE PARTNERS LP	01/31/05	purchase — broker transaction	1,144	$29.0035
CASTINE PARTNERS LP	01/31/05	purchase — broker transaction	700	$29.0529
CASTINE PARTNERS LP	01/28/05	purchase — broker transaction	906	$28.9401
CASTINE PARTNERS LP	01/27/05	purchase — broker transaction	1,286	$28.9987
CASTINE PARTNERS LP	01/26/05	purchase — broker transaction	540	$28.7309
CASTINE PARTNERS LP	01/25/05	purchase — broker transaction	4,223	$28.7196
CASTINE PARTNERS LP	01/24/05	purchase — broker transaction	7,582	$28.7466
CASTINE PARTNERS LP	01/21/05	purchase — broker transaction	2,286	$28.2488
CASTINE PARTNERS LP	01/20/05	purchase — broker transaction	6,480	$28.4542
CASTINE PARTNERS LP	01/06/05	purchase — broker transaction	237	$29.5132
CASTINE PARTNERS LP	01/05/05	purchase — broker transaction	2,513	$29.4998
CASTINE PARTNERS LP	01/03/05	purchase — broker transaction	600	$29.4799

CASTINE PARTNERS II LP	06/03/05	purchase — broker transaction	15,100	$26.8500
CASTINE PARTNERS II LP	06/02/05	purchase — broker transaction	900	$26.6244
CASTINE PARTNERS II LP	05/31/05	purchase — broker transaction	817	$26.1491
CASTINE PARTNERS II LP	04/20/05	purchase — broker transaction	1,458	$27.1295
CASTINE PARTNERS II LP	04/18/05	purchase — broker transaction	100	$27.2000
CASTINE PARTNERS II LP	04/13/05	purchase — broker transaction	1,215	$27.3152
CASTINE PARTNERS II LP	03/01/05	purchase — broker transaction	1,000	$28.8774
CASTINE PARTNERS II LP	02/28/05	purchase — broker transaction	360	$28.0437
CASTINE PARTNERS II LP	02/02/05	purchase — broker transaction	1,250	$28.4619
CASTINE PARTNERS II LP	02/01/05	purchase — broker transaction	153	$28.5051
CASTINE PARTNERS II LP	01/31/05	purchase — broker transaction	530	$29.0035
CASTINE PARTNERS II LP	01/28/05	purchase — broker transaction	420	$28.9401
CASTINE PARTNERS II LP	01/27/05	purchase — broker transaction	596	$28.9987
CASTINE PARTNERS II LP	01/26/05	purchase — broker transaction	250	$28.7309
CASTINE PARTNERS II LP	01/25/05	purchase — broker transaction	1,955	$28.7196
CASTINE PARTNERS II LP	01/24/05	purchase — broker transaction	3,510	$28.7466
CASTINE PARTNERS II LP	01/21/05	purchase — broker transaction	1,058	$28.2488
CASTINE PARTNERS II LP	01/20/05	purchase — broker transaction	3,000	$28.4542
CASTINE PARTNERS II LP	01/06/05	purchase — broker transaction	108	$29.5132
CASTINE PARTNERS II LP	01/05/05	purchase — broker transaction	1,142	$29.4998
CASTINE PARTNERS II LP	01/03/05	purchase — broker transaction	3,766	$29.4799

CASTINE OFFSHORE FUND LTD	04/20/05	purchase — broker transaction	1,182	$27.1295
CASTINE OFFSHORE FUND LTD	04/13/05	purchase — broker transaction	985	$27.3152
CASTINE OFFSHORE FUND LTD	02/28/05	purchase — broker transaction	315	$28.0437
CASTINE OFFSHORE FUND LTD	02/02/05	purchase — broker transaction	1,050	$28.4619
CASTINE OFFSHORE FUND LTD	02/01/05	purchase — broker transaction	129	$28.5051
CASTINE OFFSHORE FUND LTD	01/31/05	purchase — broker transaction	445	$29.0035
CASTINE OFFSHORE FUND LTD	01/28/05	purchase — broker transaction	353	$28.9401
CASTINE OFFSHORE FUND LTD	01/27/05	purchase — broker transaction	500	$28.9987
CASTINE OFFSHORE FUND LTD	01/26/05	purchase — broker transaction	210	$28.7309
CASTINE OFFSHORE FUND LTD	01/25/05	purchase — broker transaction	1,642	$28.7196
CASTINE OFFSHORE FUND LTD	01/24/05	purchase — broker transaction	2,948	$28.7466
CASTINE OFFSHORE FUND LTD	01/21/05	purchase — broker transaction	889	$28.2488
CASTINE OFFSHORE FUND LTD	01/20/05	purchase — broker transaction	2,520	$28.4542
CASTINE OFFSHORE FUND LTD	01/06/05	purchase — broker transaction	86	$29.5132
CASTINE OFFSHORE FUND LTD	01/05/05	purchase — broker transaction	914	$29.4998
CASTINE OFFSHORE FUND LTD	01/04/05	purchase — broker transaction	484	$29.5000
CASTINE OFFSHORE FUND LTD	01/03/05	purchase — broker transaction	750	$29.4799

JAM Partners, L.P.	04/08/05	purchase — broker transaction	1,880	$28.1660
JAM Partners, L.P.	04/11/05	purchase — broker transaction	1,000	$28.0597
JAM Partners, L.P.	04/12/05	purchase — broker transaction	700	$28.0557
JAM Partners, L.P.	04/13/05	purchase — broker transaction	24,300	$27.4823
JAM Partners, L.P.	04/14/05	purchase — broker transaction	3,100	$27.2882
JAM Partners, L.P.	04/15/05	purchase — broker transaction	2,500	$27.2500
JAM Partners, L.P.	04/18/05	purchase — broker transaction	24,400	$27.1826
JAM Partners, L.P.	04/18/05	purchase — broker transaction	15,720	$27.1934
JAM Partners, L.P.	04/20/05	purchase — broker transaction	24,000	$27.1295
JAM Partners, L.P.	05/31/05	purchase — broker transaction	2,400	$26.1491
JAM Partners, L.P.	06/03/05	purchase — broker transaction	26,353	$26.8527

Sy Jacobs	06/03/05	purchase — broker transaction	20,000	$26.8527

CUSIP No. 156432106	Schedule 13D	Page 16 of 17

Exhibit 3

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 8th day of June, 2005.

JAM PARTNERS, L.P.

By:	JAM Managers LLC, its general partner

By:	/s/ Sy Jacobs
Name:	Sy Jacobs
Title:	Managing Member

JAM MANAGERS LLC

By:	/s/ Sy Jacobs
Name:	Sy Jacobs
Title:	Managing Member

SY JACOBS

By:	/s/ Sy Jacobs
Name:	Sy Jacobs

CASTINE PARTNERS, LP

By:	/s/ Paul Magidson
Name:	Paul Magidson
Title:	General Partner

CASTINE PARTNERS II, LP

By:	/s/ Paul Magidson
Name:	Paul Magidson
Title:	General Partner

CASTINE OFFSHORE FUND, LTD.

By:	/s/ Paul Magidson
Name:	Paul Magidson
Title:	General Partner

CUSIP No. 156432106	Schedule 13D	Page 17 of 17

PAUL MAGIDSON

By:	/s/ Paul Magidson
Name:	Paul Magidson